UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: August 27, 2006                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                         NEWS RELEASE - AUGUST 27, 2006

            IMA AND AQUILINE ENTER DISCUSSIONS ON THE NAVIDAD PROJECT
                          PENDING THE APPEALS PROCESS

IMA EXPLORATION INC. (IMR-AMEX , IMR-TSX.V) ("IMA") and Aquiline Resources Inc. ("Aquiline") have entered discussions to co-operate in the orderly conduct of the Navidad Project pending the determination of the appeal by IMA against the judgment of the trial court. The order of the trial court requires that the Navidad claims be transferred to Aquiline within 60 days of the order and that Aquiline pay IMA's costs of acquisition and development of Navidad. The parties are discussing the manner in which the Navidad Project would be transferred to Aquiline on trust conditions pending completion of IMA's appeal of the judgment. One of the trust conditions would be that the Navidad Project would be transferred back to IMA if it is ultimately successful in its appeal of the judgment. These discussions are subject to the negotiation and completion of a definitive agreement, and there can be no assurances that such an agreement will be completed. If an agreement is not reached, IMA will be required to transfer the Navidad properties in accordance with the terms of the order of the trial court, unless it obtains a stay of the order from the British Columbia Court of Appeal.

IMA will maintain its excellent relations with the Navidad stakeholders and will cooperate with Aquiline to ensure that the Navidad Project proceeds to development. IMA are inviting the company managers and staff as well as the mining and government authorities, members of the first nations and all stakeholders to join the Company to continue their cooperation to see Navidad a successful reality for the benefit of the whole province of Chubut.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2006 NUMBER 17